Exhibit 4.3

EXECUTION VERSION

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

Schedule A	-	Investors

i

RIGHT OF FIRST REFUSAL

AND CO-SALE AGREEMENT

THIS RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this “Agreement”), is made as of the 22nd day of December, 2020 by and among Context Therapeutics LLC, a Delaware limited liability company (the “Company”) and the Investors (as defined below) listed on Schedule A.

WHEREAS, the Company and the Investors are parties to that certain Series A Preferred Unit Purchase Agreement, of even date herewith (the “Purchase Agreement”), pursuant to which the Investors have agreed to purchase Series A Preferred Units of the Company (“Series A Units”); and

WHEREAS, pursuant to Section 10.1(c) of the Company’s Amended and Restated Operating Agreement (as amended, the “Restated Operating Agreement”), this Agreement supersedes the provisions of Article XI of that Restated Operating Agreement, and in the event of any inconsistencies between these agreements, the terms of this Agreement shall be controlling;

NOW, THEREFORE, the Company and the Investors, intending to be legally bound, agree as follows:

1. Definitions.

1.1 “Affiliate” means, with respect to any specified Investor, any other Investor who directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer, director or trustee of such Investor, or any venture capital fund or registered investment company now or hereafter existing which is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Investor.

1.2 “Change of Control” means a transaction or series of related transactions in which a person, or a group of related persons, acquires from unitholders of the Company units representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.3 “Common Units” means Common Units of the Company.

1.4 “Company Notice” means written notice from the Company notifying the selling Investors and each Investor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Units with respect to any Proposed Investor Transfer.

1.5 “Investor Notice” means written notice from any Investor notifying the Company and the selling Investor(s) that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Units with respect to any Proposed Investor Transfer.

1.6 “Investors” means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Subsection 6.9, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.11 and any one of them, as the context may require; provided, however, that any such person shall cease to be considered an Investor for purposes of this Agreement at any time such person and his, her or its Affiliates collectively hold less than 0.5% of Units on a fully-diluted basis (as adjusted for any combination, split, dividend paid in units, recapitalization or other similar transaction).

1.7 “Management Committee” means the management committee of the Company.

1.8 “Preferred Units” means collectively, all Series A Units and Series Seed Units.

1.9 “Proposed Investor Transfer” means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Units (or any interest therein) proposed by any of the Investors.

1.10 “Proposed Transfer Notice” means written notice from an Investor setting forth the terms and conditions of a Proposed Investor Transfer.

1.11 “Prospective Transferee” means any person to whom an Investor proposes to make a Proposed Investor Transfer.

1.12 “Restated Operating Agreement” means the Company’s Amended and Restated Operating Agreement.

1.13 “Right of Co-Sale” means the right, but not an obligation, of an Investor to participate in a Proposed Investor Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.14 “Right of First Refusal” means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Units with respect to a Proposed Investor Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.15 “Secondary Notice” means written notice from the Company notifying the Investors and the selling Investor that the Company does not intend to exercise its Right of First Refusal as to all Transfer Units with respect to a Proposed Investor Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.16 “Secondary Refusal Right” means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of Units then held by all Investors) of any Transfer Units not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.17 “Transfer Units” means Units owned by an Investor, or issued to an Investor after the date hereof (including, without limitation, in connection with any split, dividend paid in units, recapitalization, reorganization, or the like), but does not include any Preferred Units or Common Units that are issued or issuable upon conversion of Preferred Units.

1.18 “Undersubscription Notice” means written notice from an Investor notifying the Company and the selling Investor that such Investor intends to exercise its option to purchase all or any portion of the Transfer Units not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

1.19 “Units” means (a) Common Units and Preferred Units (whether now outstanding or hereafter issued in any context), (b) Common Units issued or issuable upon conversion of Preferred Units, and (c) Common Units issued or issuable upon exercise or conversion, as applicable, of unit options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Investor or such Investor’s respective successors or permitted transferees or assigns. For purposes of the number of Units held by an Investor (or any other calculation based thereon), all Preferred Units shall be deemed to have been converted into Common Units at the then-applicable conversion ratio.

2. Agreement Among the Company and the Investors.

2.1 Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Investor hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Units that such Investor may propose to transfer in a Proposed Investor Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Investor proposing to make a Proposed Investor Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than 45 days prior to the consummation of such Proposed Investor Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Investor Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Investor Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Investor and the Investors within 15 days after delivery of the Proposed Transfer Notice specifying the number of Transfer Units to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by an Investor with the Company that contains a preexisting right of first refusal, the Company and the Investor acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b).

(c) Grant of Secondary Refusal Right to the Investors. Subject to the terms of Section 3 below, each Investor hereby unconditionally and irrevocably grants to each other Investor a Secondary Refusal Right to purchase all or any portion of the Transfer Units not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Units subject to a Proposed Investor Transfer, the Company must deliver a Secondary Notice to the selling Investor and to each other Investor to that effect no later than 15 days after the selling Investor delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Investor and the Company within ten days after the Company’s deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Units. If options to purchase have been exercised by the Company and the Investors pursuant to Subsections 2.1(b) and (c) with respect to some but not all of the Transfer Units by the end of the ten day period specified in the last sentence of Subsection 2.1(c) (the “Investor Notice Period”), then the Company shall, within five days after the expiration of the Investor Notice Period, send written notice (the “Company Undersubscription Notice”) to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the “Exercising Investors”). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed Transfer Units on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Investor and the Company within ten days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining units in excess of the number available, the remaining units available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of Transfer Units such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any Transfer Units that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining units are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Investor of that fact.

(e) Forfeiture of Rights. Notwithstanding the foregoing, if the total number of Transfer Units that the Company and the Investors have agreed to purchase in the Company Notice, Investor Notices and Undersubscription Notices is less than the total number of Transfer Units, then the Company and the Investors shall be deemed to have forfeited any right to purchase such Transfer Units, and the selling Investor shall be free to sell all, but not less than all, of the Transfer Units to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of this Agreement, including, without limitation, the terms and restrictions set forth in Subsections 2.2 and 6.9(b); (ii) any future Proposed Investor Transfer shall remain subject to the terms and conditions of this Agreement, including this Section 2; and (iii) such sale shall be consummated within 45 days after receipt of the Proposed Transfer Notice by the Company and, if such sale is not consummated within such 45 day period, such sale shall again become subject to the Right of First Refusal and Secondary Refusal Right on the terms set forth herein.

(f) Consideration; Closing. If the consideration proposed to be paid for the Transfer Units is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Management Committee and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Units in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Management Committee and as set forth in the Company Notice. The closing of the purchase of Transfer Units by the

Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Investor, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Investor Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Units subject to a Proposed Investor Transfer are not purchased pursuant to Subsection 2.1 above and thereafter are to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Investor Transfer as set forth in Subsection 2.2(b) below and, subject to Subsection 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a “Participating Investor”) must give the selling Investor written notice to that effect within 15 days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Units Includable. Each Participating Investor may include in the Proposed Investor Transfer all or any part of such Participating Investor’s Units equal to the product obtained by multiplying (i) the aggregate number of Transfer Units subject to the Proposed Investor Transfer (excluding units purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of Units owned by such Participating Investor immediately before consummation of the Proposed Investor Transfer (including any units that such Participating Investor has agreed to purchase pursuant to the Secondary Refusal Right) and the denominator of which is the total number of Units owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Investor Transfer (including any units that all Participating Investors have collectively agreed to purchase pursuant to the Secondary Refusal Right), plus the number of Transfer Units held by the selling Investor. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of Transfer Units that the selling Investor may sell in the Proposed Investor Transfer shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The terms and conditions of any Proposed Investor Transfer in accordance with this Subsection 2.2 shall be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the “Purchase and Sale Agreement”) with customary terms and provisions for such a transaction, and the Participating Investors and the selling Investor shall enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2.

(d) Allocation of Consideration.

(i) Subject to Subsection 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Investor shall be allocated based on the number of Units sold to the Prospective Transferee by each Participating Investor and the selling

Investor as provided in Subsection 2.2(b), provided that if a Participating Investor wishes to sell Preferred Units, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Units into Common Units.

(ii) In the event that the Proposed Investor Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Investor in accordance with Section 13.2 and Schedule 2.4(b) of the Restated Operating Agreement and as if (A) such transfer were a Dissolution Event (as defined in the Restated Operating Agreement), and (B) the Units sold in accordance with the Purchase and Sale Agreement were the only Units outstanding. In the event that a portion of the aggregate consideration payable to the Participating Investor(s) and selling Investor is placed into escrow and/or is payable only upon satisfaction of contingencies, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow and is not subject to contingencies (the “Initial Consideration”) shall be allocated in accordance with Section 13.2 and Schedule 2.4(b) of the Restated Operating Agreement as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Investor(s) and selling Investor upon release from escrow or satisfaction of such contingencies shall be allocated in accordance with Section 13.2 and Schedule 2.4(b) of the Restated Operating Agreement after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e) Purchase by Selling Investor; Deliveries. Notwithstanding Subsection 2.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Investor may sell any Transfer Units to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Investor purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Subsection 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Investor to such Participating Investor or Investors shall be made in accordance with the first sentence of Subsection 2.2(d)(ii). In connection with such purchase by the selling Investor, such Participating Investor or Investors shall deliver to the selling Investor any unit certificate or certificates, properly endorsed for transfer, representing the Units being purchased by the selling Investor (or request that the Company effect such transfer in the name of the selling Investor). Any such units transferred to the selling Investor will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Units pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Investor shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Subsection 2.2(e).

(f) Additional Compliance. If any Proposed Investor Transfer is not consummated within 45 days after receipt of the Proposed Transfer Notice by the Company, the Investors proposing the Proposed Investor Transfer may not sell any Transfer Units unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Units subject to this Subsection 2.2.

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Investor Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Units not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Investor becomes obligated to sell any Transfer Units to the Company or any Investor under this Agreement and fails to deliver such Transfer Units in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Investor the purchase price for such Transfer Units as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company’s books any certificates, instruments, or book entry representing the Transfer Units to be sold.

(c) Violation of Co-Sale Right. If any Investor purports to sell any Transfer Units in contravention of the Right of Co-Sale (a “Prohibited Transfer”), each Participating Investor who desires to exercise its Right of Co-Sale under Subsection 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Investor to purchase from such Participating Investor the type and number of Units that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Subsection 2.2. The sale will be made on the same terms, including, without limitation, as provided in Subsection 2.2(d)(i) and the first sentence of Subsection 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Investor not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within 90 days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Subsection 2.2. Such Investor shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Investor’s rights under Subsection 2.2.

3. Exempt Transfers.

3.1 Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsections 2.1 and 2.2 shall not apply (a) in the case of an

Investor that is an entity, upon a transfer by such Investor to its unitholders, members, partners or other equity holders, (b) to a repurchase of Transfer Units from an Investor by the Company at a price no greater than that originally paid by such Investor for such Transfer Units and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Management Committee, (c) to a pledge of Transfer Units that creates a mere security interest in the pledged Transfer Units, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were an Investor making such pledge, or (d) in the case of an Investor that is a natural person, upon a transfer of Transfer Units by such Investor made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Investor (or his or her spouse) (all of the foregoing collectively referred to as “family members”), or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Investor or any such family members; provided that the Investor shall deliver prior written notice to the Investors of such pledge, gift or transfer and such Transfer Units shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such Transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as an Investor (but only with respect to the securities so transferred to the transferee), including the obligations of an Investor with respect to Proposed Investor Transfers of such Transfer Units pursuant to Section 2.

3.2 Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Units (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a “Public Offering”); or (b) pursuant to a Dissolution Event (as defined in the Restated Operating Agreement).

4. Legend. Each certificate, instrument, or book entry representing Transfer Units held by the Investors or issued to any permitted transferee in connection with a transfer permitted by Subsection 3.1 hereof shall be notated with the following legend:

THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE UNITHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF UNITS OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

The Company may instruct its transfer agent to impose transfer restrictions on the units notated with the legend referred to in this Section 4 above to enforce the provisions of this Agreement. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Lock-Up.

5.1 Agreement to Lock-Up. Each Investor shall not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company’s initial public offering (the “IPO”) and ending on the date specified by the Company and the managing underwriter (such period not to exceed three hundred and sixty five (365) days) (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Units held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Units, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Units or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any units to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Investors if all officers, directors and holders of more than one percent (1%) of the outstanding Common Units (after giving effect to the conversion into Common Units of all outstanding Preferred Units) enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

5.2 Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Units of each Investor (and transferees and assignees thereof) until the end of such restricted period.

6. Miscellaneous.

6.1 Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company’s IPO; and (b) the consummation of a Dissolution Event (as defined in the Restated Operating Agreement).

6.2 Unit Split. All references to numbers of units in this Agreement shall be appropriately adjusted to reflect any unit distribution, split, combination or other recapitalization affecting the Units occurring after the date of this Agreement.

6.3 Ownership. Each Investor represents and warrants that such Investor is the sole legal and beneficial owner of the Transfer Units subject to this Agreement and that no other person or entity has any interest in such units (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the Investors at such address as may be furnished to the Company from time to time. If notice is given to the Company, it shall be sent to 3675 Market Street, Suite 200, Philadelphia, PA 19104; and a copy (which shall not constitute notice) shall also be sent to Walter J. Mostek, Jr. at Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103.

(b) Consent to Electronic Notice. Each Investor consents to the delivery of any unitholder notice pursuant to the Delaware Limited Liability Company Act (the “Act”) as amended or superseded from time to time, by electronic transmission pursuant to Section Title 6 of the Act (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor’s name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted Electronic Notice shall be ineffective and deemed to not have been given. Each Investor agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Entire Agreement. This Agreement (including, the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.7 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8 Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company and (b) the holders of 80% of the Common Units issued or issuable upon conversion of the then outstanding Preferred Units held by the Investors (voting as a single separate class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor unless such amendment, modification, termination or waiver applies to all Investors in the same fashion, (ii) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor, if such amendment, modification, termination or waiver would adversely affect the rights of such Investor in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the other Investors under this Agreement, and (iii) Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding Additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9 Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) The rights of the Investors hereunder are not assignable without the Company’s written consent.

(c) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional the Company’s Series A Preferred Units after the date hereof, any purchaser of such Series A Preferred Units may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an “Investor” for all purposes hereunder.

6.12 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.13 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.14 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.15 Aggregation of Units. All Units held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.16 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

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IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

CONTEXT THERAPEUTICS LLC

By:	/s/ Martin Lehr

Name:	Martin Lehr
Title:	Chief Executive Officer

INVESTORS:

MARTIN LEHR 2000 TRUST

By:	/s/ Martin Lehr
Name:	Martin Lehr
Title:	Trustee

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

SCHEDULE A

INVESTORS

Name	Number of Units Held

Martin Lehr 2000 Trust	1,278,314